BVLGARI

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 28th July 2005

By International Courier U

05010139

Bulgari File Number: **82-34836**

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

- Presentation of Revenues 1st semester 2005.

Best Regards,

Lucia Argentesi
Bulgari S.p.A.
Senior Legal Counsel

BULGARI FILE NUMBER: 82-34836

BVLGARI

The strong growth of Bulgari revenues continues
First semester 2005: +11.1% at comparable exchange rates

Rome, July 27th 2005 - In the first semester 2005 the revenues of the Bulgari Group were 389.2 million Euro with an increase of 11.1% in comparison with 353.3 million Euro posted in the first six months of the previous year. In particular, the increase of 10.3% registered in the second quarter 2005 has a challenging base in the same period of last year (+14.8% in the second quarter 2004).

Breaking down product categories, in the first semester 2005 jewellery continued its growth (+8.0%), while the watch segment – which will benefit from the favourable impact of the new models presented at the Basel Fair mainly in the second half of the year – remained substantially stable (+0.1%) at 108.1 million Euro (-1.7% in the second quarter 2005 and to be compared with the very high base of +12.8% posted in the second quarter 2004). It is worth underlining the robust growth of perfumes (+22.0% in the semester) and the strong acceleration registered in the second quarter of this year (+24.6% compared to +24.4% in the second quarter 2004) thanks in particular to the great success of the new men's fragrance *Aqva.* Accessories also received an extraordinary hail (+34.6% in the semester), strengthening in the second quarter (+41.7%) the brilliant performance already registered in the first three months of the year (+28.3%).

As far as geographical areas are concerned, the sales trend in the United States continued to be very positive (+28.5% in the first semester 2005 and +23.8% in the second quarter compared to the last year's high base of +32.9%). Also Japan continued to post a very fast growth rate (+17.8% compared to the whole semester 2004). Despite the persistent uncertainty of macro-economic conditions, the Italian market registered a striking performance in the semester (+14.6%). Revenues increased in the rest of Europe as well (+6.1%) with a particularly promising trend in the second quarter (+11.8%).

All the variations are expressed at comparable exchange rates.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"The satisfactory results achieved in the first semester confirm the strength of the Bulgari brand all over the world, the solidity of the Group, and the efficacy of its strategies, making me confident also for the second half of the year. The positive trend of jewellery, the core business of the company, is continuing together with the outstanding performance of perfumes and accessories.*
The excellent results registered by this latter category encouraged the company to invest and develop more aggressively the accessory business through a project of fully dedicated Bulgari stores in order to exploit at best all the potentialities still unexpressed."

BVLGARI

Bulgari is one of the global players on the luxury market. In 2004 the Group posted a turnover of 832 million Euro, a net profit of 109 million Euro (IFRS restated). With a market capitalization of about 2,943 million Euro (as of 07.26.2005), Bulgari relies on a distribution network of 194 stores in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

BULGARI GROUP - REVENUES BY PRODUCT CATEGORY

Euro 000s	2004			GROWTH 2004 vs 2003					
	Q1	Q2	H1	Q1 2004/ Q1 2003		Q2 2004/ Q2 2003		H1 2004/ H1 2003	
				reported	at comp fx	reported	**at comp fx**	reported	**at comp fx**
Jewels	66.179	86.752	152.931	7,6%	13,8%	15,6%	**16,5%**	12,0%	**15,2%**
Watches	49.409	60.060	109.469	-6,1%	0,5%	10,7%	**12,8%**	2,5%	**7,0%**
Perfume	28.359	29.412	57.771	2,9%	10,1%	22,8%	**24,4%**	12,2%	**16,9%**
Accessor.	13.719	13.325	27.044	-7,4%	-2,1%	2,8%	**2,9%**	-2,6%	**0,3%**
Royalties -Other	2.656	3.466	6.122	-35,8%	N/A	6,0%	**N/A**	-17,3%	**N/A**
Total	**160.322**	**193.015**	**353.337**	**-0,2%**	**6,0%**	**13,9%**	**14,8%**	**7,0%**	**10,6%**

Euro 000s	2005			GROWTH 2005 vs 2004					
	Q1	Q2	H1	Q1 2005/ Q1 2004		Q2 2005/ Q2 2004		H1 2005/ H1 2004	
				reported	at comp fx	reported	**at comp fx**	reported	**at comp fx**
Jewels	72.217	**91.249**	**163.466**	9,1%	10,2%	5,2%	**6,8%**	6,9%	**8,0%**
Watches	50.289	**57.858**	**108.147**	1,8%	3,1%	-3,7%	**-1,7%**	-1,2%	**0,1%**
Perfume	34.103	**36.343**	**70.446**	20,3%	19,8%	23,6%	**24,6%**	21,9%	**22,0%**
Accessor.	17.548	**18.656**	**36.204**	27,9%	28,3%	40,0%	**41,7%**	33,9%	**34,6%**
Royalties -Other	5.245	**5.666**	**10.911**	97,5%	N/A	63,5%	**N/A**	78,2%	**N/A**
Total	**179.402**	**209.772**	**389.174**	**11,9%**	**12,8%**	**8,7%**	**10,3%**	**10,1%**	**11,1%**

BULGARI GROUP - REVENUES BY GEOGRAPHICAL AREA

Euro 000s	2004			GROWTH 2004 vs 2003					
	Q1	Q2	H1	Q1 2004/ Q1 2003		Q2 2004/ Q2 2003		H1 2004/ H1 2003	
				reported	at comp fx	reported	**at comp fx**	reported	**at comp fx**
Italy	17.838	27.204	45.042	-22,7%	-22,7%	5,0%	**5,0%**	-8,0%	**-8,0%**
Europe ex Italy	38.214	46.170	84.384	-5,0%	-5,0%	6,0%	**6,0%**	0,7%	**0,7%**
Americas	23.438	25.807	49.245	5,9%	21,6%	26,0%	**32,9%**	15,6%	**27,3%**
Japan	39.894	44.452	84.346	16,7%	23,1%	23,4%	**22,0%**	20,1%	**22,5%**
Far East	29.792	33.567	63.359	-5,0%	4,8%	7,2%	**10,6%**	1,1%	**7,8%**
M.East and Oth.	11.146	15.815	26.961	15,2%	N/A	29,6%	**N/A**	23,3%	**N/A**
Total	**160.322**	**193.015**	**353.337**	**-0,2%**	**6,0%**	**13,9%**	**14,8%**	**7,0%**	**10,6%**

Euro 000s	2005			GROWTH 2005 vs 2004					
	Q1	Q2	H1	Q1 2005/ Q1 2004		Q2 2005/ Q2 2004		H1 2005/ H1 2004	
				reported	at comp fx	reported	**at comp fx**	reported	**at comp fx**
Italy	21.664	**29.945**	**51.609**	21,4%	21,4%	10,1%	**10,1%**	14,6%	**14,6%**
Europe ex Italy	37.890	**51.620**	**89.510**	-0,8%	-0,8%	11,8%	**11,8%**	6,1%	**6,1%**
Americas	30.334	**30.928**	**61.262**	29,4%	33,7%	19,8%	**23,8%**	24,4%	**28,5%**
Japan	47.203	**50.459**	**97.662**	18,3%	19,9%	13,5%	**15,8%**	15,8%	**17,8%**
Far East	32.075	**34.378**	**66.453**	7,7%	8,6%	2,4%	**2,0%**	4,9%	**5,1%**
M.East and Oth.	10.236	**12.442**	**22.678**	-8,2%	N/A	-21,3%	**N/A**	-15,9%	**N/A**
Total	**179.402**	**209.772**	**389.174**	**11,9%**	**12,8%**	**8,7%**	**10,3%**	**10,1%**	**11,1%**

Source: Bulgari S.p.A.- Not audited, IFRS-compliant, preliminary figures –Six month figures will be approved by the Board of Directors and communicated on September 26th 2005.

BVLGARI

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/